Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited - Prospector 5 Rig Incident Update - November 2, 2026

Hamilton, Bermuda, November 2, 2026 - Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) provides an update on the Prospector 5 incident offshore Gabon, first announced by the Company on October 25, 2026.

As part of the ongoing search and rescue operations, the body of a fourth individual has been located. All four located individuals have been recovered and are in the process of being transported to Port Gentil, Gabon. Search efforts continue for the remaining individual who is still unaccounted for.

The Company has engaged a globally recognized classification society with extensive experience in offshore and maritime incident investigations to conduct an independent investigation into the incident. The Company remains committed to an independent and objective process to determine the root cause. The Company will continue to cooperate fully and transparently with the relevant authorities and other parties involved.

Bruno Morand, CEO of Borr Drilling, commented:
“This continues to be an incredibly difficult time for everyone involved, and above all, for the families and loved ones of the four individuals who have lost their lives and for the individual who remains missing. Our priority remains staying close to them and our employees, providing all the care and support we can.

It is also critically important to establish a thorough and objective understanding of what occurred and all possible causes of a catastrophic loss of stability are in scope and will be considered. The investigation will fully consider all evidence and assess every potential cause before reaching a final determination.”

Media enquiries:
+44 (0)1224 900626
ir@borrdrilling.com